EMMIS COMMUNICATIONS CORPORATION
                                One Emmis Plaza
                         40 Monument Circle, 7th Floor
                          Indianapolis, Indiana 46204
                                (317) 266-0100

March 12, 1999

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: 	Request for Withdrawal
	Registration Statement on Form S-3
	File No. 333-68439

Ladies and Gentlemen:

Emmis Communications Corporation hereby applies to withdraw its registration statement on Form S-3, File No. 333-68439, together with any exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

This registration statement relates to the resale of shares of Emmis Class A Common Stock pledged to a third party to secure an obligation. Emmis has paid that obligation, the pledge securing the obligation has been released, and the third party whose resale was to be registered on the registration statement no longer has any right to obtain title to or resell the shares. Accordingly, there is no longer any reason for the registration statement. Withdrawal of the registration statement is not inconsistent with the public interest and the protection of investors.

Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned at the address listed above. Should you have any questions concerning this application, please contact Alan W. Becker, outside counsel to Emmis Communications Corporation, at (317) 684-5131.

Sincerely,

/s/ J. Scott Enright

J. Scott Enright
Vice President and Associate
General Counsel

cc: Alan W. Becker
      Bose McKinney & Evans.